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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended December 31, 2008             Commission File Number 0-14884


                              SAND TECHNOLOGY INC.
                  (Translation of registrant's name in English)


                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F /X/                  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes / /                        No  /X/

If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-       N/A .

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       Sand Technology Inc. (the "Company") incorporates this Form 6-K
       Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).


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
MEDIA              NORTH AMERICA,         GERMAN/CENTRAL EUROPEAN PRESS    INVESTOR RELATIONS
Linda Arens        UK/ WESTERN EUROPEAN   Richard T. Lane                  de Jong & Associates
SAND Technology    PRESS                  IMC International Marketing      sndt@dejong.org
pr@sand.com        Linda Arens            Communications                   +1 760 943-9065
+1 650 726-7539    SAND Technology        lane@imc-pr.de
                   +1 650 726-7539        +49 61 31 / 89 13 89

                   SAND TECHNOLOGY ANNOUNCES YEAR END RESULTS

MONTREAL, NOVEMBER 28, 2008: SAND Technology Inc. (OTCBB:SNDTF), an international provider of data management software and best practices, today reported a loss for the year ended July 31, 2008 of $1,271,950 ($0.09 per share), an improvement of 50% against a loss of $2,526,524 ($0.19 per share) for the same period last year. For the quarter ended July 31, 2008, the net loss amounted to $484,128 ($0.03 per share) against a loss $447,457 ($0.03 per share) in the fourth quarter of last year. All figures are in Canadian dollars.

"Although our net loss has been cut by 50% over last year," notes Arthur Ritchie, President and Chief Executive Officer of SAND, "we have yet to achieve the results we are expecting for our shareholders. With respect to revenue growth, we will continue to sell through direct sales and partnerships with systems integrators. We will be focusing on converting established relationships into sales of upgrades. However, we will have to contend with concerned customers who are facing the same uncertain times."

About SAND Technology SAND

Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

--------------------------------------------------------------------------------

SAND Technology, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

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Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

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FINANCIAL HIGHLIGHTS

The audited consolidated financial statements of the Corporation for fiscal year 2008 and the notes relating to them (the "Financial Statements") are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures presented below are consistent with Canadian GAAP except where otherwise indicated.

The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by our auditors Raymond Chabot Grant Thornton L.L.P., for the fiscal years ended July 31, 2008, July 31, 2007 and July 31, 2006. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements.

(Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                                     FISCAL YEAR ENDED
                                                     -------------------------------------------------
                                                     July 31, 2008     July 31, 2007     July 31, 2006
                                                          CA                CA                CA
                                                     -------------     -------------     -------------
Rates of exchange
    At period end - US $                                     $1.02             $1.07             $1.13
    Average for the period                                   $1.01             $1.13             $1.15

Results of Operations
    Net Sales                                               $6,998            $6,729            $5,477
    Cost of Sales and Product Support                      ($1,470)          ($1,667)          ($1,554)
    Research and Development Costs                         ($1,972)          ($2,215)          ($2,442)
    Selling, General and Administrative Expenses           ($4,412)          ($5,100)          ($5,221)
    Amortization                                             ($187)            ($201)            ($248)
  Operating Income (Loss)                                  ($1,043)          ($2,454)          ($3,988)

    Other Income (Expenses)                                  ($229)             ($72)              $61

  Net Income (Loss)                                        ($1,272)          ($2,526)          ($3,927)

Financial Position
  Working Capital (a)                                          $85              $238            $1,852
  Total Assets                                              $2,803            $2,357            $3,445
  Total Liabilities                                         $4,063            $3,239            $2,508
  Shareholders' Equity (Deficiency)                        ($1,260)            ($882)             $937

Earnings (Loss) per Share                                   ($0.09)           ($0.19)           ($0.31)
Weighted Average Number of Shares
outstanding during each period (000's)                      14,318            13,094            12,818

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FINANCIAL HIGHLIGHTS

The same data, presented in conformity with U.S. GAAP, is shown on below.

(Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                                     FISCAL YEAR ENDED
                                                     -------------------------------------------------
                                                     July 31, 2008     July 31, 2007     July 31, 2006
                                                          CA                CA                CA
                                                     -------------     -------------     -------------
Rates of exchange
    At period end - US $                                     $1.02             $1.07             $1.13
    Average for the period                                   $1.01             $1.13             $1.15

Results of Operations
    Net Sales                                               $6,998            $6,729            $5,477
    Cost of Sales and Product Support                      ($1,470)          ($1,667)          ($1,554)
    Research and Development Costs                         ($1,972)          ($2,215)          ($2,442)
    Selling, General and Administrative Expenses           ($4,698)          ($5,498)          ($5,419)
    Amortization                                             ($187)            ($201)            ($248)
  Operating Income (Loss)                                  ($1,329)          ($2,852)          ($4,186)

    Other Income (Expenses)                                  ($229)             ($72)              $61

  Net Income (Loss)                                        ($1,558)          ($2,924)          ($4,125)

Financial Position
  Working Capital (a)                                          $85              $238            $1,852
  Total Assets                                              $2,803            $2,357            $3,445
  Total Liabilities                                         $5,387            $3,550            $2,508
  Shareholders' Equity (Deficiency)                        ($2,584)          ($1,193)             $937

Earnings (Loss) per Share                                   ($0.11)           ($0.22)           ($0.32)
Weighted Average Number of Shares
outstanding during each period (000's)                      14,318            13,094            12,818

-----------------
(a) Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SAND TECHNOLOGY INC.



November 28, 2008                      /S/ ARTHUR G. RITCHIE
                                       -----------------------------------------
                                       Arthur G. Ritchie
                                       Chairman of the Board, President
                                       and Chief Executive Officer


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